FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32480

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/21__ AND ENDING __06/30/22__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Foreside Distribution Services, L.P.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Three Canal Plaza, Suite 100
(No. and Street)

Portland	**ME**	**04101**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Weston Sommers	**207-553-7129**	weston.sommers@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BerryDunn

(Name – if individual, state last, first, and middle name)

2211 Congress Street	**Portland**	**ME**	**04102**
(Address)	(City)	(State)	(Zip Code)

10/08/2003	**136**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Weston Sommers_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Foreside Distribution Services, L.P._____, as of __6/30_____, 2 _022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

THERESA SEEKAMP
NOTARY PUBLIC
State of Maine
My Commission Expires
February 12, 2026

Theresa Seekamp
Notary Public

Signature: _____

Title:
Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)
CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of Foreside Distribution Services, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Foreside Distribution Services, L.P. (the Company) as of June 30, 2022, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Berry Dunn McNeil & Parker, LLC

We have served as the Company's auditor since 2019.

Portland, Maine
August 18, 2022

FORESIDE DISTRIBUTION SERVICES, L.P.

(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC Doing Business as ACA Group)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2022

Assets

Cash	$ 313,179	
12b-1 fees receivable	2,479	
Due from related parties	1,912	
Prepaid expenses	12,464	
Other receivables	95,008	
Total Assets		$ 425,042

Liabilities and Partners' Capital

Liabilities

Accrued 12b-1 fees	$ 6,147	
Due to related parties	22,568	
Accrued expenses	21,351	
Total Liabilities		$ 50,066
Partners' Capital		374,976
Total Liabilities and Partners' Capital		$ 425,042

NOTE 1 - ORGANIZATION

Foreside Distribution Services, L.P. (the "Company"), a limited partnership, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company serves as the distributor and principal underwriter to various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At June 30, 2022, the Company had no cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of June 30, 2022, the Company had not recorded an allowance for any potential non-collection as all receivables are deemed collectible. Past due accounts are written off by management when deemed uncollectible on a case-by-case basis.

INCOME TAXES

The Company is organized as a limited partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as a Limited Liability Company that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its members and taxed at the member level.

NOTE 3 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the costs of which are allocated to the Company. For the year ended June 30, 2022, these allocated expenses totaled $251,767. At June 30, 2022, amounts due to the Parent totaled $21,402, which is included in "Due to related parties" in the Statement of Financial Condition.

At June 30, 2022, "Due to related parties" also included $1,166, which resulted from expenses paid on behalf of the Company by Foreside.

At June 30, 2022, "Due from related parties" included $1,912, which resulted from revenue collected on behalf of the Company.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended June 30, 2022, the Company made capital distributions to the Parent totaling $850,000.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of the greater of $25,000 or 6-2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company had net capital of $265,592, which was $240,592 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at June 30, 2022 was 0.19 to 1.

The Company is a fund member of the NSCC which requires registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains a checking account in a financial institution. The account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the account. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

LITIGATION

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising from the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance.

NOTE 6 - AGREEMENTS

The Company may enter into Dealer, Distribution, Networking, Service or similar type Selling Agreements with the Funds' various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective agreements provided that the Company first receives such payments from the Funds.

NOTE 7 - CONCENTRATION

As of June 30, 2022, three clients accounted for approximately 39% of service fee accounts receivable due from clients which is included in "Other receivables" in the accompanying Statement of Financial Condition.

NOTE 8 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after the balance sheet date through the date this financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.